                                                    2022
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    For the transition period from                to

    Commission file number 333-151440

Big River Steel
401(k) Plan
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

Big River Steel 401(k) Plan
Index to Financial Statements and Supplementary Information
December 31, 2022 and 2021

Page (s)

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company," "U. S. Steel" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to the Big River Steel 401(k) Plan.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Big River Steel 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Big River Steel 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 27, 2023

We have served as the Plan’s auditor since 2023.

BIG RIVER STEEL 401(K) PLAN
Statements of Net Assets Available for Benefits
($ in thousands)

	December 31,
	2022	2021

Cash	$—	$25,137
Investments at fair value (see Notes 9 & 11)	27,770	—
Receivables:
Company Contributions	177	318
Participant Loans	1,705	1,040
Total Receivables	1,882	1,358
Net assets available for benefits	$29,652	$26,495
The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits
($ in thousands)

Year Ended December 31,
2022
Additions
Loss on investments:
Interest	$72
Dividends	99
Net depreciation in fair value of investments	(4,562)
Total loss on investments	(4,391)

Contributions received from:
Employers (see Note 1)	3,037
Participants (including rollovers)	6,377
Total contributions	9,414
Total additions	5,023

Deductions
Benefit payments directly to participants or beneficiaries	1,830
Administration expenses	36
Total deductions	1,866

Net increase in net assets	3,157

Net assets available for benefits:
Beginning of year	26,495
End of year	$29,652

The accompanying notes are an integral part of these financial statements.

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021
1.    Plan description - The following description provides general information regarding the Big River Steel 401(k) Plan (the "Plan"), a defined contribution plan which covers employees of Big River Steel LLC (BRS), a subsidiary of United States Steel Corporation (the "Company" or the "Plan Sponsor"). Effective January 1, 2022 eligibility begins in the month following the month of hire (prior to January 1 2022 employees were eligible for elective deferral after 90 days of employment). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description and the plan document for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator effective January 1, 2022 (previously, the Plan Administrator was Big River Steel LLC)).

The Company completed its acquisition of BRS on January 15, 2021, and assumed sponsorship of the Plan effective December 1, 2021. The Company elected to move the Plan’s assets from Great-West Trust Company, LLC (Great-West) to Fidelity Management Trust Company (the "Trustee") effective January 1, 2022. As a result, investments were liquidated effective December 31, 2021 to be transferred to the Trustee.

a.Contributions - The Plan receives (1) Participant contributions (a) as pre-tax, after-tax and/or Roth 401(k) savings, and/or (b) rollover contributions, and (2) Employer contributions, as matching contributions. Each component of contributions is described in further detail below. Participants may save from 1 percent to 16 percent of base salary (35 percent if eligible earnings in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis, as after-tax Roth 401(k) savings or a combination thereof. Other qualified plan limits include:

	2022	2021
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$20,500	$19,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$6,500	$6,500
Dollar Limit on IRC Sec. 415(c) contributions	$61,000	$58,000
Maximum covered compensation [IRC 401(a)(17)]	$305,000	$290,000
Highly Compensated Employee Definition	$135,000	$130,000

The Plan has an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they select a different pre-tax contribution percentage amount or make an affirmative election not to contribute to the Plan. Participants hired prior to January 1, 2022 who had an automatic deferral in 2021 under prior Plan provisions could elect within 90 days of the first automatic deferral to withdraw all employee savings (including earnings). Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The annual increase feature applies to Roth 401(k) savings where a participant has a Roth 401(k) savings election, but not a pre-tax savings election.

Savings on the first 3 percent of eligible earnings are matched by Company contributions on a dollar-for-dollar basis. Matching Company contributions, which vest immediately, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among thirty-one active investment options as of December 31, 2022 (see Notes 1(f), 9 and 11). Eligible participants may also contribute amounts representing the direct rollover of pre-tax funds from a qualified retirement plan sponsored by any previous employer or a conduit IRA. The Plan allows direct rollovers of a lump-sum distribution from a designated Roth account under a qualified 401(k) plan sponsored by any of the employee’s previous employers. All investments are participant directed.

Separate investment elections may be made for Employee Savings (pre-tax savings, after-tax savings, Roth 401(k) savings, catch-up contributions and Roth 401(k) catch-up contributions), Retirement Account contributions, rollover account contributions and Roth 401(k) rollover account contributions. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions). Monies deposited are reinvested by the Trustee in the investment options specified.

Eligible employees under the Plan participate in a non-contributory defined contribution Retirement Account (prior to 2022, called the employer profit sharing account) maintained under the Plan. With respect to the defined contribution Retirement Account, the employing companies make discretionary contributions to the employee’s account whenever applicable. Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service and are partially vested at 33% and 66% after one and two years of continuous service, respectively.

The Plan includes a “true-up” feature for all contributing participants to be made as soon as possible after the end of the plan year. The “true-up” feature ensures that the participant receives the maximum Company matching contribution for

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021
the plan year, regardless of the timing of their contributions. To receive the maximum possible Company matching contributions participant must contribute at least 3 percent of their eligible earnings. As a result, if the participant makes contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution as soon as possible after the end of the plan year. For the year ended December 31, 2022, the aggregate amount of this “true-up” contribution made in 2023 was $177,489.

b.Payment of benefits - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon and Roth 401(k) savings and earnings thereon are available only for withdrawal at termination of employment or age 59½ (starting in 2022), except under certain financial hardship conditions. Company matching contributions and earnings are available for in-service withdrawals starting in 2022. Starting in 2022, Company matching contributions and a participant’s matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made. Vested Retirement Account contributions and earnings are thereon are available only for withdrawal at termination of employment. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) may defer distribution until age 70 ½ (age 72 if the participant was born after June 30, 1949). A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all Retirement Account contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested Retirement Account contributions unless termination is by reason of permanent layoff (starting in 2022), total and permanent disability, or death. Forfeiture occurs as of the date on which the participant (i) incurs five consecutive one-year breaks in continuous service, or (ii) if earlier, receives a distribution of the entire vested portion of his account.

c.Forfeited accounts - Any forfeited nonvested Company contributions ($3,000 and $0 in 2022 and 2021, respectively), from either matching Company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan for the month of January (or any subsequent month, if necessary) in any year. Such amounts forfeited during the previous or current calendar year may instead be applied to administrative expenses of the Plan. No Company contributions were reduced from forfeited nonvested accounts in 2022.

d.Participant accounts - Under the investment transfer provisions, and absent any trade restrictions under Section 16b of the Securities Exchange Act, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or Plan Sponsor. Final regulations under ERISA section 408(b)(2) require Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.
Eligible participants may also roll over assets from the qualified plans of their immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2022 totaled $369 thousand.

e.    Notes receivable from participants - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500 (prior to January 1, 2022 $1,000). Prior to 2022, amounts in the former employer profit sharing account were included in loan eligibility, maximum loan available, and as a source of loan proceeds. Repayments of loans are made in level monthly installments over a period of not less than twelve months or more than 60 months. A maximum of one loan can be outstanding at any one time. The interest rate on loans is the Prime Rate as provided by Reuters as of market close on the last business day of the prior month plus one percent (prior to January 1, 2022 the Prime Rate as provided by the Wall Street Journal on the first business day of the month of the loan origination plus two percent) and remains fixed for the duration of the loan. The loans bear interest at rates that range from 4.25 to 9.25 percent on loans outstanding December 31, 2022. Prepayment of the entire outstanding loan can be made at any time without penalty. Prior to 2022, partial loan repayments were permitted. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

f.    Investment options - Please refer to the Summary Plan Description for details on the investment options offered by the Plan.

2.    Accounting policies:

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

a.Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.Investment valuation - The Plan’s investments are stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (see Note 11).

d.Net appreciation/depreciation - The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e.Investment by the trustee - The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities are recorded on a trade-date basis.

f.Administrative expenses - Plan administrative costs may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. An annual administrative fee of $35 deducted in quarterly increments ($8.75 per quarter) from all participant accounts covers the Plan’s administrative costs.

For one investment option, a quarterly revenue credit is allocated to accounts if held during the prior quarter. Revenue credits may help reduce overall net cost to invest and represent the allocation of a portion of the revenue associated with the option based in part on a Participant's average daily balance in the fund.

g.Payment of benefits - Benefits are recorded when paid.

h.Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i.Participant loans - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loans in default are classified as benefit payments to the participants based upon the terms of the Plan.

j.Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

k.Subsequent events - The Plan has evaluated subsequent events through June 27, 2023, the date on which the financial statements were available to be issued.

On December 29, 2022, the SECURE 2.0 Act was signed into law. It includes mandatory and optional provisions impacting defined contribution plans. Key provisions that may affect plan participants in the future include increasing the age for Required Minimum Distributions (RMDs). Applicable provisions outlined in the SECURE 2.0 Act will be adopted if elected and/or required.

3.Plan amendments - Effective November 14, 2022, the Plan was amended to adopt a separate savings election (pre-tax, after-tax and Roth) for certain bonuses (which remain eligible for matching contributions), provide that catch-up contributions can only be made from regular compensation, and for a miscellaneous technical correction and clarification.

Effective June 30, 2022, the Plan was amended to reflect changes in the name of the target date investment options.

Effective January 1, 2022, the Plan was amended and restated to change the recordkeeper, change from prototype to individually designated plan, and make benefit changes, including but not limited to: changing eligibility to first of following month; basing service on elapsed time (but using pre-2022 actual hours of service rules for pre-2022 service if greater); offering Company stock; providing Company match with Company stock; not matching catch-up contributions (prior to January 1, 2022 catch-up contributions were matched); requiring separate elections for catch-up and Roth catch-up contributions; adopting plan contribution limits (prior to January 1, 2022 there were none); changing effective date for deferral elections; changing investment options to those for non-union employees; no longer permitting after-tax rollovers and in-plan Roth rollovers; amending withdrawal provisions, including to permit in-service withdrawals both before and after age 59½ and partial termination withdrawals before minimum distributions are required; changing cash-out provisions for small balances, amending rules for use of forfeitures, amending the default beneficiary; reducing loan fees, amending loan provisions, including to permit re-amoritzation upon a change in pay frequency, and no longer permitting re-amortization

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021
after a return from a non-military leave of absence; and making various miscellaneous technical clarifications and corrections.

Effective December 1, 2021, the Company assumed sponsorship of the Plan.

4.Employer-related investments - Purchases and sales of Company common stock in accordance with provisions of the Plan are permitted under ERISA.

5.Tax status - The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated March 6, 2023 that the Plan, as amended and restated through April 1, 2022, continues to qualify under §401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The Plan has been amended subsequent to the amendments taken into account by the IRS in conjunction with its issuance of the March 6, 2023 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt under §501(a) of the IRC of 1986, as amended.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, and 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the IRS for the years prior to 2019.

6.Plan termination - The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7.Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8.Stable value common collective trust - The Plan invests in a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). MIP II is managed by the Trustee and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into “wrap” contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. The Plan’s investment in MIP II is presented at the net asset value of units of a bank collective trust. The net asset value, as provided by the Trustee, is based on the fair value of the underlying investments held by MIP II less its liabilities.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.
9.Related party and party-in-interest transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment’s expense ratio. Therefore, the Plan is not directly billed for these fees.

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (see Note 5). Dividends received for 2022 were $15 thousand. Purchases and sales for 2022 were $3.6 million and $0.5 million, respectively. The total realized gains and unrealized gains during 2022 were $8 thousand and $207 thousand, respectively.

The Plan also holds notes receivable totaling $1.7 million and $1.0 million in 2022 and 2021, respectively, representing participant loans that qualify as party-in-interest transactions.

10.Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021
liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

•Level 2 - Inputs to the valuation methodology include
▪Quoted prices for similar assets or liabilities in active markets;
▪ Quoted prices for identical or similar assets or liabilities in inactive markets;
▪ Inputs other than quoted prices that are observable for the asset or liability;
▪Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts are valued at the net asset value of units of the bank collective trust. Refer to Note 9 for a description of the stable value common collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 2 or 3 assets at December 31, 2022. The plan assets were liquidated at December 31, 2021 for their transfer to the Trustee.

There were no transfers to or from Level 3 during the year ended December 31, 2022.

The following is a summary of the Plan’s assets carried at fair value for the year ended December 31, 2022:

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

Investments at Fair Value at December 31, 2022
($ in thousands)
Asset Classes	Total	Quoted Prices (Level 1)
Interest-bearing cash	$241	$241
Common stock	3,651	3,651
Mutual Funds	1,319	1,319
Total assets in the fair value hierarchy	$5,211	$5,211
Investments measured at net asset value (a)	22,559
Investments at fair value	$27,770
(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. These investments represent holdings in the stable value common collective trust.

BIG RIVER STEEL 401(K) PLAN
EIN 25-1897152/PN 040

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	U. S. Steel Stock Fund - Common Stock	Employer-related security	3,649,734
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	1,341
	T. Rowe Price Emerging Markets Stock Fund I Class	Mutual fund	78,374
	Vanguard Windsor IITM Fund - AdmiralTM Shares	Mutual fund	435,982
	Vanguard ExplorerTM Fund - AdmiralTM Shares	Mutual fund	320,667
	Janus Henderson Enterprise Fund Class N	Mutual fund	374,496
*	Fidelity Real Estate Investment Portfolio	Mutual fund	110,107
*	Fidelity Low Priced Stock Pool	Common/Collective Trust	108,216
*	Fidelity® Contrafund® Commingled Pool	Common/Collective Trust	363,066
*	Fidelity Freedom Index Income Fund	Common/Collective Trust	10,249
	State Street Global All Cap Equity Ex-U.S. Index Fund Class II - CIT	Common/Collective Trust	142,846
	State Street Russell Small/Mid Cap Index Fund CIT	Common/Collective Trust	179,322
	State Street S&P 500® Index Securities Lending Series Fund Class II	Common/Collective Trust	1,656,754
	State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Common/Collective Trust	303,345
	State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	Common/Collective Trust	113,017
*	Fidelity® Diversified International Commingled Pool	Common/Collective Trust	129,870
*	Fidelity Freedom® Index 2005 Commingled Pool Class T	Common/Collective Trust	1,497
*	Fidelity Freedom® Index 2010 Commingled Pool Class T	Common/Collective Trust	20,993
*	Fidelity Freedom® Index 2015 Commingled Pool Class T	Common/Collective Trust	2,104
*	Fidelity Freedom® Index 2020 Commingled Pool Class T	Common/Collective Trust	407,762
*	Fidelity Freedom® Index 2025 Commingled Pool Class T	Common/Collective Trust	1,288,192
*	Fidelity Freedom® Index 2030 Commingled Pool Class T	Common/Collective Trust	2,564,101
*	Fidelity Freedom® Index 2035 Commingled Pool Class T	Common/Collective Trust	2,851,356
*	Fidelity Freedom® Index 2040 Commingled Pool Class T	Common/Collective Trust	2,830,216
*	Fidelity Freedom® Index 2045 Commingled Pool Class T	Common/Collective Trust	3,014,566
*	Fidelity Freedom® Index 2050 Commingled Pool Class T	Common/Collective Trust	2,176,762
*	Fidelity Freedom® Index 2055 Commingled Pool Class T	Common/Collective Trust	1,728,716
*	Fidelity Freedom® Index 2060 Commingled Pool Class T	Common/Collective Trust	1,661,523
*	Fidelity Freedom® Index 2065 Commingled Pool Class T	Common/Collective Trust	622,076
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	382,787
	Vanguard Treasury Money Market	Interest-bearing cash	240,029
*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 9.25%	1,705,389
	Total Investments at 12/31/22		$29,475,455
	* Party-in-interest

	All investments are participant directed.

BIG RIVER STEEL 401(K) PLAN

Index to Exhibits

The following exhibit is filed as part of this Form 11-K.

Exhibit Number	Exhibit Description
23.1	Consent of PricewaterhouseCoopers LLP

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Big River Steel 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 27, 2023.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Joseph A. Wyse
Joseph A. Wyse,
Comptroller